United States securities and exchange commission logo





                            March 19, 2021

       Gregg S. Hymowitz
       Chairman and Chief Executive Officer
       EG Acquisition Corp.
       375 Park Avenue
       24th Floor
       New York, NY 10152

                                                        Re: EG Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
22, 2021
                                                            CIK No. 0001843973

       Dear Mr. Hymowitz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed February 22, 2021

       The Offering
       Founders shares, page 18

   1. Since a business combination will be approved only if a majority of the outstanding shares of common stock voted
are voted in favor, also disclose how many public shares would be needed to vote in favor
of a business combination assuming the minimum number of
                                                        shares representing a
quorum are voted.
 Gregg S. Hymowitz
FirstName  LastNameGregg S. Hymowitz
EG Acquisition  Corp.
Comapany
March      NameEG Acquisition Corp.
       19, 2021
March2 19, 2021 Page 2
Page
FirstName LastName
Principal Stockholders, page 134

2. In footnote 3 to the table, you disclose that Gregg Hymowitz is a manager of the sponsor who shares voting and investment discretion of the shares held by the sponsor. Please disclose all persons who share voting or investment power over the
company   s shares held
         by the sponsor. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act
         Rule 13d-3(a).
Certain Relationships and Related Party Transaction, page 137

3. Various disclosures indicate that the sponsor is affiliated with EnTrust Global, GMF
         Capital is a member of the sponsor, and each of your officers and directors may hold a direct or indirect interest in the sponsor. Please disclose the related parties who hold interests in the sponsor and the amount of their interests.
        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Sean M. Ewen, Esq.